UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2024

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Supplemental Disclosure regarding Share Repurchase disclosed on December 19, 2024

X Financial (the “Company”) provides this supplemental disclosure regarding the share repurchase disclosed in a press release dated December 19, 2024. The Company hereby further discloses that the US$48.7 million repurchase transaction was with Deal Vanguard Limited, a company incorporated in the British Virgin Islands, which has no connection with any members of the Company’s management team, board of directors, or their affiliates.

The Company remains committed to transparency and compliance with applicable disclosure requirements.

This supplemental information is being furnished on Form 6-K and shall not be deemed incorporated by reference into any registration statement or other filings under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

By:	/s/ Yue Tang
Name:	Yue Tang
Title:	Chairman and Chief Executive Officer

Date: December 23, 2024

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